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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12B-25

                         NOTIFICATION OF LATE FILING

                              Commission File Number  333-11801-01 (Trianon
                                                      Industries Corp. )
                                                      ----------------------

                                                      333-11801 (Aetna
                                                      Industries, Inc.)
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  (Check One)
  / / Form 10-K and Form 10-KSB   / / Form 11-K
  / / Form 20-F                   /X/ Form 10-Q and Form 10-QSB  / /  Form N-SAR

For Period ended: September 30, 1999
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/  /  Transition Report on Form 10-K     /  /  Transition Report on Form 10-Q
      and Form 10-KSB                          and Form 10-QSB
/  /  Transition Report on Form 20-F     /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period ended
                                 ----------------------------------------------


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        -----------------------

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                                    PART I.
                             REGISTRANT INFORMATION

Full name of registrant   TRIANON INDUSTRIES CORP. (formerly known as MS
                          Acqusition Corp.) AETNA INDUSTRIES, INC.
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Former name if applicable           None
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Address of principal executive office (Street and number)
 1, rue Thomas Edison, Quartier des Chenes

 24331 Sherwood Avenue, P.O. Box 3067
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City, state and zip code  78056 St. Quentin en Yvelines, France

                          Centerline, Michigan 48015-0067 United States
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                                    PART II.
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III.
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


         Trianon Industries Corp. (formerly known as MS Acquisition Corp.) ("Trianon"), the sole stockholder of Aetna Industries, Inc., completed a combination with Societe Financiere d'Etude et de Developpement Industriel et Technologique S.A., a French societe anonyme in April 1998 and completed an acquisition of Zenith Industrial Corporation in July 1999 and of Montich y Cia S.A. in August 1999. As a result of circumstances affecting the registrants in connection with the preparation of consolidated financial information for their multinational operations, the registrants are currently in the process of finalizing their consolidated financial statements and their independent accountants are in the process of completing their reviews associated therewith. The delays associated therewith have caused the registrants to require additional time for the completion of their Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

         The foregoing reasons for the registrants' delay in filing their Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 could not be eliminated without unreasonable effort and expense.



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                                    PART IV.
                               OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

 Harold A. Brown                       (810)                   759-2200
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     (Name)                          (Area Code)             (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 /X/ Yes / / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  /X/ Yes / / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Due to the acquisition of Zenith by Trianon in July 1999, there will be a significant change in results of operations from the last fiscal year since the current year will include the operations of Zenith and Trianon.

     Because of the combination, the complexities associated therewith, and the preliminary nature of the accountant's review, the registrants believe an estimate of the results of operations would not be meaningful to investors and cannot be made in lieu of the more extensive disclosure required in the Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

                            TRIANON INDUSTRIES CORP.
                             AETNA INDUSTRIES, INC.
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                         TRIANON INDUSTRIES CORP.

Date November 16, 1999   By  /s/ Jean-Claude Garolla
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                           Jean-Claude Garolla
                           Chief Financial Officer, Vice President

                         AETNA INDUSTRIES, INC.

Date November 16, 1999   By  /s/ Harold A. Brown
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                           Harold A. Brown
                           Vice President, North America and Secretary




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